UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the Fiscal Semiannual Period Ended June 30, 2020

MASTERWORKS 020, LLC

(Exact name of issuer as specified in its charter)

Commission File Number: 024-11269

Delaware	85-1772170
State of other jurisdiction of incorporation or Organization	(I.R.S. Employer Identification No.)

497 BROOME STREET, NEW YORK, NY 10013

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.io

(Issuer’s website)

Class A Ordinary Shares

(Securities issued pursuant to Regulation A)

TABLE OF CONTENTS

Cautionary Statement Regarding Forward-Looking Information	3

Index to Financial Statement	F-1

2

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Report contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “plan,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, or state other forward-looking information. Our ability to predict future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, actual outcomes could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could cause our forward-looking statements to differ from actual outcomes include, but are not limited to, those described under the heading “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this Report. Furthermore, except as required by law, we are under no duty to, and do not intend to, update any of our forward-looking statements after the date of this Report, whether as a result of new information, future events or otherwise.

3

MASTERWORKS 020, LLC

FINANCIAL STATEMENT

CONTENTS

Page

Balance Sheet	F-2

Notes to Financial Statement	F-3 – F-9

F-1

MASTERWORKS 020, LLC

BALANCE SHEET

(Unaudited)

As of June 30, 2020

ASSETS

Current Assets:
Cash	-
Receivable from affiliate	$100
Total Current Assets	100

Total Assets	$100

LIABILITIES AND MEMBER’S EQUITY

Total Liabilities	$-

Member’s Equity:
Membership interests, not represented by shares	100
Class A shares, -0- shares issued and outstanding as of June 30, 2020	-
Class B shares, -0- shares issued and outstanding as of June 30, 2020	-

Total Member’s Equity	100

Total Liabilities and Member’s Equity	$100

No assurance is provided on this financial statement.

The accompanying notes are an integral part of this financial statement.

F-2

MASTERWORKS 020, LLC

NOTES TO FINANCIAL STATEMENT

June 30, 2020

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization – Masterworks 020, LLC (“Company”) was formed as a Delaware limited liability company on May 11, 2020 to purchase a painting by Günther Förg (the “Artwork”). After qualification of the offering statement by the SEC, the Company will commence an offering (the “Offering”) of membership interests represented by 38,500 of the Company’s Class A shares to third-party investors for $20.00 per share, or aggregate Offering proceeds of $770,000. All of the proceeds from the Offering will be used to pay for the acquisition of the Artwork, or to repay a non-interest bearing advance made by Masterworks, and to pay a true-up to Masterworks Gallery, LLC (“Gallery”) as described in Note 2. The Company is managed by a Board of Managers comprised of three individuals and is administered by Masterworks Administrative Services, LLC (the “Administrator”).

Basis of Accounting and Use of Estimates – The Company prepares its financial statements on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheets and the reported amounts of revenues and expenses in the statements of operations during the applicable period. Actual results could materially differ from those estimates.

Artwork – The purchase price of the Artwork will be $700,000. Following the initial closing of the Offering, title to the Artwork will be held by the 020 Segregated Portfolio (the “020 Portfolio”) of Masterworks Cayman, SPC (the “SPC”). The Company will have no assets other than the Artwork, no indebtedness, and will not conduct any operations other than incidental to ownership of the Artwork.

F-3

MASTERWORKS 020, LLC

NOTES TO FINANCIAL STATEMENT

June 30, 2020

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Artwork (continued) – The Artwork will be initially recorded at cost. Artwork is determined to have an indefinite life. The Company will review the Artwork for impairment in accordance with the requirements of FASB ASC Subtopic 360-10, Property, Plant, and Equipment: Impairment and Disposal of Long-Lived Assets. Those requirements require the Company to perform an impairment analysis whenever events or changes in circumstances indicate that the carrying amount of the Artwork might not be recoverable, i.e., information indicates that an impairment might exist. In accordance with ASC 360, the Company will:

●	Consider whether indicators of impairment are present. Indicators or triggers of impairment management considers are: deteriorating physical condition of the Artwork, trends in the art market, reputation of the artist, recent sales of other artworks by the artist, and other events, circumstances, or conditions that indicate impairment might exist;
●	If indicators are present, perform a recoverability test by comparing the estimated amount realizable upon sale of the Artwork to its carrying value; and
●	If the amount realizable upon sale of the Artwork is deemed to be less than its carrying value, the Company would measure an impairment charge.

If it is determined that measurement of an impairment loss is necessary, the impairment loss would be calculated based on the difference between the carrying amount of the Artwork and its estimated fair value. An impairment loss would be reported as a component of income (loss) in the Company’s financial statements. The Company does not believe that there are any events or circumstances indicating impairment of the Artwork as of June 30, 2020.

Cash – The Company’s cash consists of cash held in a Federal Deposit Insurance Corporation (“FDIC”) insured bank account.

Concentration of Credit Risk – The Company maintains its cash in bank accounts in amounts that may exceed federally insured limits at times. The Company has not experienced any losses in these accounts in the past, and management believes the Company is not exposed to significant credit risks as management periodically evaluates the strength of the financial institution in which it deposits funds.

F-4

MASTERWORKS 020, LLC

NOTES TO FINANCIAL STATEMENT

June 30, 2020

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings (loss) per Class A Ordinary Share – Basic earnings (loss) per share will be calculated by dividing income (loss) available to Class A shareholders by the weighted-average Class A shares outstanding during the period. Fully diluted earnings (loss) per share will include in the denominator Class A shares issuable upon conversion of Class B shares, if any.

Income Taxes – The Company is a limited liability company taxed as a partnership and thus is generally not subject to federal or state income taxes. Accordingly, the Company’s taxable income or loss, which may vary substantially from income or loss reported for financial reporting purposes, will be included in the federal and state income tax returns of the Company’s members based upon their respective share of the Company’s income and expenses as reported for income tax purposes. Accordingly, no provision for income taxes is reflected in the accompanying financial statements.

For the current tax year and for all major taxing jurisdictions, the Administrator has concluded that the Company is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense, and penalties on any income tax liability would be reported as income taxes. The Administrator does not expect that its assessment regarding unrecognized tax positions will materially change over the next twelve months. However, the Administrator’s conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof, as well as other factors including but not limited to, questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions, compliance with U.S., state, and foreign income tax laws, and changes in administrative practices and precedents of the relevant taxing authorities.

Member’s Equity – Member’s equity will be comprised of two types of membership interests: Class A and Class B ordinary shares.

●	Class A shares are entitled to receive any and all net proceeds from the sale of the Artwork up to $20 per share before any payment is made with respect to Class B shares. If and to the extent the holders of Class A shares have received $20 per share following a sale of the Artwork and there are additional net proceeds remaining, the Class A shares are entitled to 80% of such excess funds available for distribution and the Class B shares are entitled to the remaining 20% of such excess funds, provided, that such amounts would be proportionately adjusted if any or all of the Class B shares had been converted to Class A shares prior to the sale of the Artwork. Any Class A shares owned by the Administrator have no voting rights. The authorized number of Class A shares is limited to 38,500, plus (i) shares which may be issued pursuant to the Administrative Services Agreement, plus (ii) shares which may be issued upon conversion of Class B shares. All Class A shares not owned by the Administrator have certain limited voting and approval rights, generally including the issuance of additional shares, sale of the Artwork except for certain instances, and removing members of the Board of Managers. The Board of Managers controls all other actions as stated in the Company’s amended and restated operating agreement.

F-5

MASTERWORKS 020, LLC

NOTES TO FINANCIAL STATEMENT

June 30, 2020

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Member’s Equity (continued) –

●	Class B shares, to be solely held by Gallery are entitled to 20% of the excess amount, if any, available for distribution to members following a sale of the Artwork after the holders of Class A shares have received $20 per share. In addition, prior to a sale of the Artwork, Class B shares may be converted into Class A shares with a value at the time of conversion equal to 20% of the increase in value of the Company’s issued and outstanding Class A and B shares. Any increase in value of the Class A shares would potentially dilute earnings (loss) per share in the future. The authorized number of Class B shares is limited to 1,000. The convertible Class B shares have no specified exercise date, exercise price, or expiration. Class B shares have no voting rights.

True-Up – The Company agreed to pay Gallery a true-up payment equal to 10% of the purchase price of the Artwork, or $70,000, as reimbursement and compensation for general operating costs, offering services, sourcing and purchasing fees, and interest costs related to the purchase of the Artwork. These costs and fees, which are expensed by the Company, predominantly relate to internal costs in respect of Masterworks’ platform operations. Incremental amounts paid to third parties that are directly attributable to the Offering were evaluated by management and deemed to be immaterial for purposes of capitalization. As of June 30, 2020, the Company had not paid any of such true-up amount.

Post-Offering Expenses – The Company’s ongoing expenses will be paid by the Administrator pursuant to an Administrative Services Agreement under which the Administrator will receive an administrative services fee, commencing upon the final closing of the Offering. The administrative services fee will be payable in the form of additional membership interests represented by Class A shares and will be accounted for as “Share-based compensation - administrative services fee” in the Company’s financial statements. Ordinary costs of the Company will be paid by the Administrator and its affiliates on behalf of the Company. See Note 3, which summarizes certain financial statement information of the Administrator.

Revenue Recognition – The Company does not plan to generate revenue other than in connection with the sale of the Artwork at some undetermined future date. At the time of signing of a definitive agreement to sell the Artwork, the Company will assess the timing and amount of revenue to be recognized pursuant to ASC 606.

F-6

MASTERWORKS 020, LLC

NOTES TO FINANCIAL STATEMENT

June 30, 2020

2. RELATED PARTY TRANSACTIONS

In connection with the Offering, the Company will adopt an Amended and Restated Operating Agreement, which will create two classes of membership interests, Class A and Class B ordinary shares. As a result, all of the Company’s membership interests will be converted into Class B ordinary shares. As of June 30, 2020, the Company entered into certain arrangements with Gallery, which owns 100% of the membership interests, and the Administrator, each of which are wholly-owned and controlled by Masterworks.io, LLC, and are thus considered to be related parties to the Company.

Gallery contracted with a third-party seller to purchase the Artwork as an agent for the Company and agreed to advance the Company up to the full purchase price of the Artwork. Such advance, if utilized, will be non-interest bearing and will be repaid from proceeds of the Offering.

As indicated in Note 1, the Company agreed to pay Gallery a true-up payment equal to 10% of the purchase price of the Artwork, or $70,000, as reimbursement and compensation for Masterworks’ platform operations.

Upon the initial closing of the Offering the Administrator will agree to pay for certain operating costs of the Company and provide administrative services to the Company and the SPC pursuant to an administrative services agreement. The administrative services fee will be paid by issuing Class A shares to the Administrator at a rate of 1.5% of the total Class A shares outstanding (excluding shares issuable upon conversion of Class B shares) per annum. No administrative services fees are payable for periods prior to the final closing of the Offering. The administrative services fee covers all ordinary operating costs of the Company; however, the Administrator will charge the Company for any extraordinary costs and payments, including costs and payments associated with litigation, arbitration, or judicial proceedings; material or extraordinary transactions related to a merger, third-party tender offer, or other similar transaction and for selling the Artwork. For any extraordinary costs incurred or payments made on behalf of the Company, the Company will show the expense on its statement of operations in the year of occurrence, as well as carry forward a due to related party liability on its balance sheet in perpetuity, until the Artwork is sold and the resulting proceeds can be used to settle the liability to the Administrator. For the purposes of determining the fair value of the administrative services fee, management evaluates the fair value of the Class A shares.

F-7

MASTERWORKS 020, LLC

NOTES TO FINANCIAL STATEMENT

June 30, 2020

3. ADMINISTRATOR SUMMARY FINANCIAL INFORMATION

The Company does not maintain a material amount of cash and is entirely dependent upon the Administrator to perform administrative services and to pay ordinary ongoing costs and expenses to maintain the Artwork and administer the Company’s operations. The table below summarizes selected unaudited financial information of the Administrator as of June 30, 2020 and 2019:

	June 30,
	2020	2019
Assets
Current assets	$673,802	$137,415
Property and equipment, net	199,240	185,010
Deposits	72,090	46,240
Other assets	47,960	-
Total assets	$993,092	$368,665

Liabilities
Current liabilities	$323,974	$122,092
Total liabilities	$323,974	$122,092

Member’s Equity
Total member’s equity	$669,118	$246,573

4. RISKS AND UNCERTAINTIES

The nature of the Company’s operations are limited in scope. The Company will hold no material assets other than a single work of art, will have no employees, and will have no debts or contractual obligations other than an administrative services agreement pursuant to which the Administrator provides services that are essential to the Company, such as storage, insurance, display, transport, SEC filings and compliance, and other ordinary operating services. The Administrator pays all of such costs and expenses. As a result of this relationship, the Company is dependent upon the Administrator and is totally reliant on the Administrator to manage its business.

The preparation of the financial statements requires the use of estimates by management. Although the Artwork will be carried at its cost basis, subject to possible impairment, management must estimate the value of the Artwork to determine the expense associated with fees payable to the administrator, which are payable in the form of Class A shares representing membership interests in the Company. The value of Artwork is highly subjective and given that each work of art is unique, there is a risk that management’s estimates are materially incorrect, which would result in an understatement or overstatement of the Company’s expenses.

F-8

MASTERWORKS 020, LLC

NOTES TO FINANCIAL STATEMENT

June 30, 2020

4. RISKS AND UNCERTAINTIES (continued)

The Company is subject to an exceptionally high level of concentration risk. The Company’s single Artwork can decline in value, become worthless or be difficult or impossible to liquidate due to economic factors, trends in the art market generally, trends relating to the genre of the Artwork or trends relating to the market for works by the artist that produced the Artwork, as well as changes in the condition of the Artwork and other factors. In periods of global financial weakness and disruption in financial and capital markets, the art market tends to experience declines in transaction volume, making it extremely difficult to liquidate Artwork during such periods at acceptable values or at all.

5. SUBSEQUENT EVENTS

Management has evaluated events and transactions that have occurred since June 30, 2020 and reflected their effects, if any, in these financial statements through October 13, 2020, the date the financial statements were available to be issued, and a summary of material events occurring subsequent to June 30, 2020 are set forth below.

On September 14, 2020, the Company commenced the Offering of membership interests represented by 38,500 of the Company’s Class A shares to third-party investors for $20.00 per share, or aggregate Offering proceeds of $770,000.

F-9

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASTERWORKS 020, LLC

By:	/s/ Joshua B. Goldstein
Name:	Joshua B. Goldstein
Title:	General Counsel & Secretary

Pursuant to the requirements of Regulation A, this Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Nigel S. Glenday	Chief Executive Officer	October 13, 2020
Nigel S. Glenday	(Principal Executive Officer)

/s/ Nigel S. Glenday	Chief Financial Officer (Principal Financial Officer	October 13, 2020
Nigel S. Glenday	and Principal Accounting Officer)

4